Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports second quarter 2026 results

•1.5% consolidated revenue growth delivered 1.0% higher adjusted EBITDA1
•Net earnings of $629 million, down 2.3%, with net earnings attributable to common shareholders of $558 million, down 3.6%, or $0.60 per common share; adjusted net earnings1 of $604 million yielded adjusted EPS1 of $0.65, up 3.2%
•Cash flows from operating activities up 11.0% to $2,162 million; free cash flow1 decreased to $1,042 million on higher capital expenditures to support the build-out of Bell AI Fabric data centres in Canada and Ziply Fiber’s fibre-to-the-premise (FTTP) network in the U.S.
•54,883 residential fibre-to-the-home (FTTH) Internet net subscriber2 activations, including Ziply Fiber, up 14.5%, contributing to 14.2% Internet revenue growth
•41,594 postpaid mobile phone net subscriber2 activations; postpaid churn down 4 basis points to 1.02%2 — lowest quarterly level in three years
•AI-powered solutions3: Strong demand for Ateko and Bell Cyber with combined revenues up 29%
•Bell Media revenue up 8.9% on strong FIFA World Cup 2026TM and Crave performance, with adjusted EBITDA up 3.8%
•Crave subscriptions up 23% to 5.07 million, driven by strong direct-to-consumer streaming growth
•Strong contribution from acquisition of Ziply Fiber on August 1, 2025

MONTRÉAL, August 6, 2026 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2026.

“Bell’s Q2 results show solid execution against the strategy we laid out at Investor Day,” said Mirko Bibic, President and CEO, BCE and Bell Canada.
“Fibre continues to drive growth with nearly 55,000 FTTH Internet subscriber additions, contributing to 14.2% Internet revenue growth. Our wireless postpaid churn improved four basis points year over year to 1.02% - our lowest quarterly level in three years, reflecting our continued focus on customer experience and retention. We also delivered more than 41,000 postpaid mobile phone net activations, with significant net adds on the main Bell brand.
We advanced our work on Bell AI Fabric including important construction milestones in Saskatchewan and progress on the Merritt, B.C. expansion. Combined revenue for Ateko and Bell Cyber remained strong in Q2, up 29% year over year, demonstrating clear momentum in AI-powered enterprise solutions.
Our digital strategy at Bell Media continues to pay off. Crave subscribers grew 23% year over year to nearly 5.1 million, supported by 49% growth in direct-to-consumer streaming subscribers. Our investment in Canadian storytelling and building cultural sovereignty will continue to help drive future Crave growth. Providing Canadians with the cultural moments that matter is a key tenet of our Bell Media strategy and the FIFA World Cup 2026TM reached 30.5 million Canadians across TSN, RDS, CTV, Noovo and Crave.
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Overall, Q2 shows continued execution against our roadmap. We are focused on the operating drivers that support long-term revenue, adjusted EBITDA and free cash flow growth, in accordance with the roadmap outlined at our October 14, 2025 Investor Day.”
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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures, and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
3 Al-powered solutions revenue is comprised of revenue from Ateko, Bell Cyber, and Bell Al Fabric.

KEY BUSINESS DEVELOPMENTS

Put the customer first
•Bell introduced a new suite of always-on Internet solutions, including Wireless Internet Backup and Power Backup, designed to automatically shift Internet traffic to Bell's mobile network in the event of an outage. Built on Bell's all-fibre network, these solutions keep customers online and Wi-Fi running seamlessly during unexpected service disruptions or local power failures.
•Bell was recognized as Canada's most valuable telecom brand this year in the Brand Finance Telecoms 150 and Global 500 rankings4, reflecting its leadership in delivering world-class connectivity, next-generation AI-powered solutions, and a continued commitment to a customer-first experience.

Deliver the best fibre and wireless networks
•Bell activated its most advanced mobile network to date to support the FIFA World Cup 2026TM to deliver faster speeds, expanded capacity, and greater reliability for major matches and fan experiences in Toronto and Vancouver, providing peak theoretical speeds of up to 4.3 Gbps.
•Bell received multiple recognitions in June 2026 for strong network performance, including being named as having Canada's Most Reliable Internet, Most Consistent Internet Quality, and Fastest Internet Upload Speeds by Opensignal5. These accolades reflect Bell's sustained investment in its fibre network to deliver a high-performing experience Canadians can count on.

Lead in enterprise with AI-powered solutions
•Bell announced a major infrastructure partnership bringing together Bell AI Fabric’s data centres and connectivity, Cohere’s enterprise AI solutions, and BUZZ HPC’s AI-native cloud built on Canadian-manufactured Hypertec hardware. The collaboration reinforces Canada's digital sovereignty and enables the deployment of advanced AI capabilities on domestic infrastructure.
•Bell announced a collaboration with Celestica Inc. to advance the development of a Canadian sovereign AI infrastructure stack. The partnership will enable technology that can support sensitive workloads for governments and regulated industries, including manufacturing.

Build a digital media and content powerhouse
•Bell Media hosted comprehensive, exclusive Canadian coverage of the FIFA World Cup 2026™ across TSN, RDS, CTV, Noovo, and Crave, delivering all 104 matches and setting viewership records throughout the tournament.
•Bell Media landed rights agreements for broadcast and streaming with three major sports leagues – extending its relationship with the Ottawa Senators, solidifying its partnership with the CFL and the Grey Cup, plus clinching a historic deal to broadcast
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and stream WNBA games in Canada, and be the Official Media Partner of the Toronto Tempo.

Promote Canadian culture and community
•Bell launched Bell GPCanada, the official promoter of the Formula 1 Grand Prix du Canada, underscoring its commitment to growing this acclaimed event by delivering a world-class fan experience and fostering lasting economic and community impact for Montréal and Canada.
•Bell Media announced its 2026/27 content slate, underscoring a continued focus on investment in Canadian storytelling, adding to a list of original content which includes Heated Rivalry, Empathie, and Shoresy, along with upcoming programming such as Big Brother Canada, The Littlest Hobo, and French titles Détective Numéro Un, and Mustang.
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4 Brand Finance, an independent brand valuation consultancy, compiles the rankings annually based on financial performance and consumer research metrics including familiarity, reputation, likeability, engagement and recommendation.
5 Opensignal Awards based on independent analysis of fixed broadband measurements recorded during the period February 1 – May 1, 2026.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q2 2026	Q2 2025	% change
BCE
Operating revenues	6,176	6,085	1.5%
Net earnings	629	644	(2.3%)
Net earnings attributable to common shareholders	558	579	(3.6%)
Adjusted net earnings	604	592	2.0%
Adjusted EBITDA	2,702	2,674	1.0%
Net earnings per common share (EPS)	0.60	0.63	(4.8%)
Adjusted EPS	0.65	0.63	3.2%
Cash flows from operating activities	2,162	1,947	11.0%
Capital expenditures	(1,080)	(763)	(41.5%)
Free cash flow	1,042	1,152	(9.5%)

BCE operating revenues were $6,176 million in Q2 2026, up 1.5% compared to Q2 2025. This was the result of 4.3% higher service revenue of $5,491 million, partially offset by a 16.3% decline in product revenue to $685 million.
•The increase in service revenue reflects the contribution of Bell Communication and Technology Services (Bell CTS) U.S., which includes the results from Ziply Fiber’s operations, and growth at Bell Media, partly offset by a year-over-year decline at Bell CTS Canada.

Net earnings in Q2 decreased 2.3% to $629 million and net earnings attributable to common shareholders totalled $558 million, or $0.60 per share, down 3.6% and 4.8%, respectively.
•The year-over-year declines were mainly due to higher depreciation and amortization, higher interest expense and higher income taxes, partly offset by higher other income and higher adjusted EBITDA.

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Adjusted net earnings were up 2.0% in Q2 to $604 million, delivering a 3.2% increase in adjusted EPS to $0.65.

Adjusted EBITDA grew 1.0% in Q2 to $2,702 million, reflecting the contribution of Bell CTS U.S. and a 3.8% increase at Bell Media, partly offset by a 3.1% decrease at Bell CTS Canada.
•Higher operating revenue was moderated by a 1.8% increase in operating expenses, reflecting the inclusion of Ziply Fiber’s operating expenses following the acquisition and higher content costs at Bell Media, partly offset by ongoing cost containment and operating efficiencies across the organization.
•As a result, adjusted EBITDA margin6 was 43.8%, essentially stable year over year, compared to 43.9% in Q2 2025.

BCE capital expenditures in Q2 were $1,080 million, up 41.5% from $763 million last year, corresponding to a capital intensity7 of 17.5%, compared to 12.5% in Q2 2025.
•The year-over-year increase reflected greater capital investments to support the build-out of Bell AI Fabric data centres in Canada, as well as the inclusion of $163 million in capital investments in the U.S. to support the continued expansion of Ziply Fiber’s FTTP network.

BCE cash flows from operating activities in Q2 were $2,162 million, up 11.0% from $1,947 million in Q2 2025.
•The year-over-year increase reflected lower severance and other costs paid, lower income taxes paid and higher adjusted EBITDA, partly offset by higher interest paid.

Free cash flow was $1,042 million, down 9.5% from $1,152 million in Q2 2025, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and acquisition and other costs paid.
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6 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
7 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell CTS

On August 1, 2025, BCE completed its acquisition of Ziply Fiber and created the Bell CTS U.S. segment. The results of BCE’s Canadian wireless and wireline operations are reported under Bell CTS Canada.

Bell CTS operating revenues increased 0.4% to $5,356 million in Q2 2026 compared to Q2 2025, driven by higher service revenue, partly offset by lower product revenue. The increase in service revenue reflects the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada.

Bell CTS adjusted EBITDA8 grew 0.8% in Q2 to $2,458 million, reflecting the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada.

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Bell CTS margin increased 0.2 percentage points to 45.9% from 45.7% in Q2 2025. The margin improvement reflected the flow-through of higher service revenue and a lower proportion of lower-margin product sales.

Bell CTS added 54,883 net residential FTTH Internet subscribers2,9 in Q2 2026, inclusive of the contribution from Bell CTS U.S., representing a 14.5% increase from 47,920 in Q2 2025.

Total high-speed Internet net subscriber2 activations totalled 17,733 in Q2 2026, compared to 4,612 in Q2 2025. This includes the contribution from Bell CTS U.S. as well as net losses in copper service areas.

Bell CTS high-speed Internet subscribers2,9,10,11,12 totalled 4,911,422 at the end of Q2 2026, up 7.3% compared to Q2 2025. The increase reflects the contribution from Bell CTS U.S., partly offset by a modest year-over-year decline at Bell CTS Canada. Included in the total were 3,626,608 residential FTTH Internet subscribers, up 14.7% compared to Q2 2025.

Bell CTS video net subscriber2 activations totalled 8,494 in Q2 2026, compared to a net loss of 15,851 in Q2 2025. The improvement was driven by a year-over-year increase at Bell CTS Canada, partly offset by a modest net loss at Bell CTS U.S.

At the end of Q2 2026, Bell CTS served 2,164,083 video subscribers2,12,13, a 3.1% increase over Q2 2025, reflecting year-over-year growth at Bell CTS Canada as well as the contribution from Bell CTS U.S.

Bell CTS retail residential NAS net losses2 improved by 7.1% to 41,541 in Q2 2026, reflecting fewer net losses at Bell CTS Canada compared to Q2 2025, partly offset by the contribution of net losses at Bell CTS U.S.

Bell CTS’ retail residential NAS customer base2,11,12 totalled 1,634,888 at the end of Q2 2026, representing a 5.4% decline compared to Q2 2025. The decrease reflects a decline at Bell CTS Canada, partly offset by the contribution from Bell CTS U.S.
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8 Bell CTS adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.
9 Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
10 At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
11 In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following our acquisition on August 1, 2025, we reduced our high-speed Internet and retail residential NAS subscriber bases, by 13,029 (including 10,955 FTTH subscribers) and 1,106 customers, respectively, to align with Bell methodology for customer deactivations.
12 In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. high-speed Internet (including wholesale), video and retail residential NAS lines subscriber bases increased by 442,861 (including 358,615 FTTH subscribers), 6,089 and 84,440 subscribers, respectively.
13 At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.

Bell CTS Canada

Bell CTS Canada operating revenue decreased 4.0% to $5,122 million in Q2 2026 compared to Q2 2025, due to both lower product and service revenues.

Bell CTS Canada product revenue decreased 16.3% in Q2 to $685 million, reflecting the non-recurrence of revenues recognized in Q2 2025 from the delivery of our first Bell AI Fabric data centre in Kamloops, B.C., as well as lower wireless device sales to consumers resulting from
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fewer contracted activations due to a greater mix of bring-your-own-device (BYOD) activations and fewer upgrades.

Bell CTS Canada service revenue was down 1.7% in Q2 to $4,437 million, reflecting:
•the non-recurrence of revenues generated in Q2 2025 from the G7 Leaders’ Summit and Canadian federal election;
•ongoing declines in legacy voice, data and TV services;
•the sale of our home security and monitored alarm assets in Q4 2025;
•an unfavourable retroactive adjustment for the period March 2023 to June 2026 from the CRTC decision which finalized wholesale rates for some high-speed Internet access services on our network;
•lower wireless connection fees related to the recent CRTC ruling prohibiting certain customer fees.

These factors were partly offset by:
•continued growth in our postpaid mobile phone, mobile connected device and FTTP Internet subscriber bases;
•increased sales of AI-powered solutions driven by growth at Ateko, Bell Cyber and Bell AI Fabric.

Bell CTS Canada adjusted EBITDA decreased 3.1% in Q2 to $2,363 million, reflecting the flow-through of lower year-over-year revenue. However, margin increased to 46.1% from 45.7% in Q2 2025, driven by a 4.7% reduction in operating costs and a lower proportion of lower-margin product sales in our revenue mix. The reduction in operating costs reflects:
•the non-recurrence of costs incurred in Q2 2025 associated with the delivery of our first Bell AI Fabric data centre in Kamloops, B.C. and the G7 Leaders’ Summit;
•lower cost of goods sold from decreased sales of wireless devices;
•cost reduction initiatives.

Postpaid mobile phone net subscriber2 activations totalled 41,594 in Q2 2026, down 6.6% from 44,547 in Q2 2025. The decrease reflected 6.6% lower gross subscriber activations, due to a less active market resulting from reduced promotional offer intensity, which drove fewer contracted sales, as well as limited population growth in Canada.
•This was partly offset by a lower mobile phone postpaid customer churn rate, which improved 4 basis points to 1.02%, reflecting lower market activity and our continued focus on customer service and retention.

Prepaid mobile phone net subscriber activations14 totalled 16,033 in Q2 2026, compared to 49,932 in Q2 2025. The year-over-year decline reflected an 8.4% decrease in gross activations due to limited population growth in Canada and a decline in international students, greater migrations to postpaid service, as well as higher mobile phone prepaid customer churn, which increased to 5.63% from 5.06% in Q2 last year.

Bell mobile phone customer base2,14,15 totalled 10,380,265 at the end of Q2 2026, essentially stable year over year. The total was comprised of 9,609,020 postpaid subscribers, up 0.5%, and 771,245 prepaid subscribers, down 5.6% year over year.

Mobile phone blended ARPU16 was down 2.3% to $56.30 in Q2 2026 from $57.61 in Q2 2025, reflecting:
•the non-recurrence of revenues generated in Q2 2025 from the G7 Leaders’ Summit;

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•lower connection fees related to the recent CRTC ruling prohibiting certain customer fees.

Mobile connected device2 net activations decreased 53.2% in Q2 2026, compared to the same period last year, mainly due to higher business Internet of Things (IoT) deactivations driven largely by one customer.

At the end of Q2 2026, mobile connected device subscribers2,14,15 totalled 3,393,596, an increase of 6.8% over last year.

Bell CTS Canada residential FTTH Internet net subscriber2 activations totalled 45,271 in Q2 2026, compared to 47,920 in Q2 2025. Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decrease reflects:
•a lower level of new fibre footprint expansion compared to last year;
•slower market growth due to limited population growth;
•promotional activity by competitors.

Bell CTS Canada high-speed Internet net subscriber2 activations, including net losses in copper service areas, totalled 11,601 in Q2 2026, compared to 4,612 in Q2 2025.

Bell CTS Canada video net subscriber2 activations totalled 8,741 in Q2 2026, compared to a net loss of 15,851 in Q2 2025.

Bell CTS Canada retail residential NAS2 net subscriber losses improved by 14.5% to 38,227 in Q2 2026, due to fewer customer deactivations.
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14 Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) and 92,884 mobile connected device subscribers from the respective subscriber bases as a result of our decision to decommission our third-generation high-speed packet access (3G/HSPA) network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.
15 In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.
16 ARPU is defined as Bell CTS Canada wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

Bell CTS U.S.

Bell CTS U.S. operating revenues were $234 million in Q2 2026, reflecting:
•Internet revenues generated from residential, business and wholesale broadband Internet services primarily delivered over Ziply Fiber's fibre network, which benefitted in the quarter from the continued expansion of its FTTP footprint;
•IP broadband revenues derived from the sale of commercial ethernet, dedicated Internet/non-switched access, and other data transport networking options.

Bell CTS U.S. adjusted EBITDA was $95 million in Q2 2026, corresponding to a margin of 40.6%. Operating costs were $139 million.

Bell CTS U.S. residential FTTH Internet net subscriber2 activations totalled 9,612 in Q2 2026, benefiting from continued fibre footprint expansion and strong fibre penetration at Ziply Fiber.

Bell CTS U.S. retail residential NAS net subscriber2 losses were 3,314 in Q2 2026, reflecting ongoing substitution to wireless and Internet-based technologies.
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Bell Media

Bell Media operating revenue increased 8.9% year over year to $918 million, driven by both higher advertising and subscriber revenues. Formula 1 Canadian Grand Prix growth and higher program sales via the acquisition of Sphere Abacus also contributed to higher total media revenue this quarter.

Advertising revenue was up 5.3% in Q2 2026, due to strong advertiser demand for the FIFA World Cup 2026TM including higher digital video advertising revenue. Growth in advertising revenue in Q2 2026 was moderated by continued softness in traditional advertising demand, lower audio advertising revenue following the divestiture of 45 radio stations in 2025, and non-recurrence of advertising revenues related to the 2025 Federal Election.

Subscriber revenue increased 6.7% in Q2 2026, on continued Crave and sports direct-to-consumer streaming subscriber growth, which benefitted from Canadian original content and the FIFA World Cup 2026TM.

Total digital revenues17 grew 5.8% year over year, driven by continued Crave and sports direct-to-consumer streaming subscriber growth and higher digital video advertising revenue, reflecting increased adoption of ad-supported subscription tiers on Crave, highlighting Bell Media’s ongoing shift to digital advertising platforms.

Total Crave subscriptions increased 23% year over year to 5.07 million at the end of Q2 2026, driven by a 49% increase in Crave direct-to-consumer streaming subscribers.

Bell Media adjusted EBITDA was up 3.8% to $244 million in Q2 2026 on the flow-through of higher operating revenue. However, margin declined to 26.6% from 27.9% in Q2 2025, reflecting a 10.9% increase in operating costs associated with the FIFA World Cup 2026TM and F1 Canadian Grand Prix, contractual rights increases for premium content and the inclusion of Sphere Abacus operating expenses following its acquisition. These factors were partly offset by lower labour costs and other operating efficiencies.
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17 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, ad-supported subscription tiers on Crave, connected TV apps, and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.4375 per common share, payable on October 15, 2026 to shareholders of record at the close of business on September 15, 2026.

OUTLOOK FOR 2026
BCE confirmed its financial guidance targets for 2026, as provided on February 5, 2026, and as updated on March 16, 2026 to incorporate the expected financial impact of Bell AI Fabric’s 300 MW data centre in Saskatchewan, as per the table below.

	2025 Results	2026 Guidance (February 5, 2026)	2026 Guidance (March 16, 2026)
Revenue growth	0.2%	1% to 5%	1% to 5%
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Adjusted EBITDA growth	0.7%	0% to 4%	0% to 4%
Capital intensity	15.1%	<15%	~20%
Adjusted EPS growth	(7.9%)	(11%) to (5%)	(11%) to (5%)
Free cash flow growth	10.0%	4% to 10% $3,300 to $3,500	(34%) to (28%) $2,100 to $2,300
Annualized common dividend per share	$1.75	$1.75	$1.75

For 2026, we expect:
•improvements in wireless pricing, growth in AI-powered enterprise solutions, the incremental financial contribution of Ziply Fiber, media revenue growth, and cost efficiencies to support higher revenue and adjusted EBITDA;
•capital expenditures to increase by $1.3B over 2025 due to the construction of the Saskatchewan AI data centre, resulting in a higher capital intensity ratio;
•higher depreciation and amortization expense, increased interest expense and lower tax adjustments to result in lower adjusted EPS;
•lower free cash flow due to higher capital expenditures related to the construction of the Saskatchewan AI data centre.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2026 financial guidance targets are based, as well as the principal related risk factors.
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CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call with the financial community to discuss Q2 2026 results on Thursday, August 6 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-990-2777 or 416-855-9085. You will be asked to enter Conference ID 63768#. A replay will be available until midnight on September 6, 2026 by dialing 1-888-660-6264 or 289-819-1325 and entering passcode 63768#. A live audio webcast of the conference call will be available on BCE's website at BCE Q2-2026 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;

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•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings (loss) attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss) attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.
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($ millions)

	Q2 2026	Q2 2025
Net earnings attributable to common shareholders	558	579
Reconciling items:
    Severance, acquisition and other costs
    Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans
    Net losses on investments
   Net early debt redemption gains
    Impairment of assets
    Income taxes for above reconciling items
	50 62 2 (89) 6 15	41 43 8 (91) 8 4
Adjusted net earnings	604	592

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

In Q1 2026, we updated our definitions of free cash flow and free cash flow after payment of lease liabilities to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow and free cash flow after payment of lease liabilities previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a
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business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

	Q2 2026	Q2 2025
Cash flows from operating activities	2,162	1,947
Capital expenditures	(1,080)	(763)
Cash dividends paid on preferred shares	(36)	(38)
Cash dividends paid by subsidiaries to NCI	(12)	-
Income taxes paid on significant divestitures	-	-
Acquisition and other costs paid	8	6
Free cash flow	1,042	1,152
Principal payment of lease liabilities	(258)	(278)
Free cash flow after payment of lease liabilities	784	874

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, net early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

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A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measures that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA and Bell CTS adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss).

The following table is a reconciliation of net earnings (loss) to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.

($ millions)

	Q2 2026	Q2 2025
Net earnings
Severance, acquisition and other costs
Depreciation
Amortization
Finance costs
    Interest expense
    Net return on post-employment benefit plans
Impairment of assets
Net losses on investments
Other income (expense)
	629 50 985 391 469 (36) 6 2 (58)	644 41 949 338 442 (26) 8 8 30
Income taxes	264	240
BCE adjusted EBITDA	2,702	2,674
Less: Bell Media adjusted EBITDA	(244)	(235)
Bell CTS adjusted EBITDA	2,458	2,439

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

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We use mobile phone blended ARPU, capital intensity, adjusted EBITDA margin, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada's largest communications company18, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.
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18 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Krishna Somers
krishna.somers@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: the expected contribution of investments in Canadian content to future Crave growth; BCE’s focus on key growth drivers for the remainder of 2026; the expected benefits of always-on Internet solutions; the expected benefits of Bell’s partnership with Celestica Inc. and its collaboration with Cohere, Hypertec and BUZZ HPC; Bell Media’s commitment to investing in Canadian storytelling; Bell’s commitments regarding the Formula 1 Grand Prix du Canada; BCE’s 2026 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share) and our expectations regarding 2026 business and operating conditions underscoring such guidance; BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.
Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our

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expectations as of August 6, 2026 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after August 6, 2026. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
The economic outlook remains highly dependent on the evolution of Canada’s trade relationship with the U.S. and the duration and severity of the war in the Middle East, as well as how the Canadian economy responds to these developments. We have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product (GDP) of 0.7% in 2026, representing a decrease from the earlier estimate of 1.2%, reflecting a weaker‑than‑expected start to the year
•Continued subdued population growth
•Modest growth in consumer spending
•Cautious business investment outside the oil and gas sector, reflecting ongoing trade‑related uncertainty
•Easing consumer price index (CPI) inflation, due to a decline in gasoline prices
•Continued labour market softness
•Interest rates expected to remain at or near current levels, although the outlook is subject to uncertainty depending on the evolution of inflation
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

U.S. Economic Assumptions
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation
•Moderate to steady GDP growth
•Stable rate of unemployment

Canadian Market Assumptions

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•A moderated level of wireless competition and sustained level of wireline competition in consumer markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The advertising market is shifting towards digital platforms and most legacy Canadian television (TV) and radio platforms are expecting impacts from flat to declining audiences
•Increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers

U.S. Market Assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and datacenter connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or voice over Internet protocol offerings

Assumptions Applicable to our Bell CTS Canada Segment
•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended ARPU due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Continued growth in residential fibre Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services, which, in many cases, are also sold as a service by Bell Business Markets to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of TV packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

Assumptions Applicable to our Bell CTS U.S. Segment

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•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to our Bell Media Segment
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our out of home business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN, and RDS through expanded distribution, partnerships, content offerings and user experience improvements
•Global content distribution growth through majority ownership of Sphere Abacus
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
•An estimated post-employment benefit plans service cost of approximately $195 million
•An estimated net return on post-employment benefit plans of approximately $145 million
•Depreciation and amortization expense of approximately $5,450 million to $5,500 million
•Interest expense of approximately $1,850 million to $1,900 million
•Interest paid of approximately $1,925 million to $1,975 million
•An average effective tax rate of approximately 26%
•Non-controlling interest of approximately $70 million
•Contributions to post-employment benefit plans of approximately $35 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) excluding on significant divestitures of approximately $650 million to $750 million
•Weighted average number of BCE common shares outstanding of approximately 933 million
•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution components

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•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on August 6, 2026, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2026 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2026 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the U.S. and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing AI; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours, and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while
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lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners, and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo LLC will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations, or rules thereunder in Canada, the U.S., or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our
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dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; and the expected timing and completion of the proposed disposition of Bell Mobility Inc.’s land mobile radio networks services business are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory and third-party approvals, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2025 Annual MD&A dated March 5, 2026, BCE’s 2026 First and Second Quarter MD&As dated May 6, 2026 and August 5, 2026, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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